BCP SECURITIES, LLC & SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenue:	
Trading profits	$ 25,989,071
Commission income	137,926
Other income	376,310
TOTAL REVENUE	26,503,307
Expenses:	
Salaries and commissions	15,729,194
Tickers and quotes	1,660,939
Administrative expenses	1,089,204
Consulting and outside services	1,045,664
Clearance and brokerage	1,039,847
Travel and entertainment	807,671
Rent	683,844
Other expenses	656,975
Taxes other than income taxes	608,035
Office expense	424,410
Pension	310,582
Professional fees	158,091
Depreciation and amortization	82,552
TOTAL EXPENSES	24,297,008
NET INCOME	$ 2,206,299

The accompanying notes are an integral part of these consolidated financial statements.